

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Matthew Hinkle
Chief Financial Officer of Sponsor
Franklin Templeton Holdings Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

   Re: Franklin Templeton Holdings Trust
     Form 10-K for the Fiscal Year Ended March 31, 2023
     File No. 001-41435

Dear Matthew Hinkle:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Crypto Assets